SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter to the Comisión Nacional de Valores (Argentine Securities Commission or CNV) dated August 29, 2013

FREE TRANSLATION

Buenos Aires, August 29, 2013

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A. Acquisition of shares issued by the Company. Relevant Matter in Compliance with Article 3, subsection 22.3 of Chapter XXI of the Rules of the Comisión Nacional de Valores (CNV)

I am writing you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), related to the terms and conditions for the acquisition of the Company’s shares in the market, which terms and conditions were approved by the Board of Directors in its meeting held on May 22, 2013 and were reported to the Regulatory Authority as a Relevant Matter on such day.

In compliance with Article 3, subsection 22.3 of Chapter XXI of CNV Rules, among the terms and conditions reported last May 22, we included the ‘Payable Price per share’ which was set between a minimum of P$1 and up to a maximum of P$32.50 per share to be paid in Pesos in Argentina. The maximum price may be modified by the Board of Directors, if proposed by the Chief Executive Officer and prior notice is given to the CNV and to the market.

In use of such powers, the Board of Directors of Telecom Argentina in its meeting held today has unanimously approved the modification of the terms and conditions for the acquisition of the Company’s shares previously approved by the Board of Directors in its meeting held on May 22, 2013, that referred only to the ‘Payable Price per share’, which has been set between a minimum of P$1 and up to a maximum of P$40 per share, to be paid in Pesos in Argentina. The maximum price may be modified by the Board of Directors, if proposed by the Chief Executive Officer and prior notice will be given to the CNV and to the market.

The Company will observe the term established in Article 12 subsection b) Chapter I of the CNV Rules.

Sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 29, 2013	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman